July 23, 2024

Justin Kenna
Chief Executive Officer
GameSquare Holdings, Inc.
6775 Cowboys Way, Ste. 1335
Frisco, Texas 75034

       Re: GameSquare Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 18, 2024
           File No. 333-280863
Dear Justin Kenna:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   JR Lanis